EXHIBIT 99.1

Valuation and Qualifying Accounts

For the Years Ended December 31, 2006, 2005 and 2004

(dollars in millions)

Classification	Balance Beginning of Period	Additions Charged to Revenues, Expense	Deductions Amounts Charged Off-Net	Balance End of Period
Allowance for Doubtful Accounts
Year Ended December 31,
2006	$ 6.6	$ 4.8	$ (1.3)	$ 10.1
2005	5.6	4.6	(3.6)	6.6
2004	4.1	4.3	(2.8)	5.6

LIFO Reserve
Year Ended December 31,
2006	$351.7	$156.2	$ —	$507.9
2005	291.7	60.0	—	351.7
2004	90.9	200.8	—	291.7

Deferred Tax Valuation Allowance
Year Ended December 31,
2006	$ 35.0	$ 4.7	$ (4.2)	$ 35.5
2005	39.6	—	(4.6)	35.0
2004	251.8	(179.2)(a)	(33.0)	39.6

(a)	Represents a reversal of deferred tax asset valuation allowance due to utilization of previously reserved net operating loss carryforwards. See Note 4.